

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Marshini Moodley
President and Chief Executive Officer
Rayont Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

> **Re: Rayont Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed December 29, 2022**
> **Form 10-Q for the Quarterly Period Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 000-56020**

Dear Marshini Moodley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2022

Unaudited Consolidated Financial Statements for the Three and Six Months ended December 31, 2022 and 2021, page F-1

1. We note the disclosure in Item 5 on page 11 that the Form 10-Q is incomplete because the auditor's review was not performed and/or completed. Please amend the Form 10-Q for the three months ended September 30, 2022 and the six months ended December 31, 2022 to prominently disclose in the notes to the financial statements that the financial statements were not reviewed by your independent public accountants. Also, you should label the columns of the financial statements as "Not Reviewed". Please also remove the "audited" notation from the the columns in the Consolidated Balance Sheet since full audited financial statements are not provided. Explain to us when the review will be completed and when you will file the amendment to resolve this deficiency and consider

the need to include the review report. Refer to Rule 8-03 of Regulation S-X.

Unaudited Consolidated Financial Statements
Note 19. Significant Event, page F-26

2. We note the disclosure that you are still in the "midst of assessing whether this acquisition should be accounted for as an acquisition of a business or a group of assets under ASC 805 "Business Combination" for multiple acquisitions that occurred during fiscal year 2023. For the acquisition of The SkinDNA Company Pty Ltd, Tugun Compounding Pty Ltd, and Prema Life Pty Ltd, please tell us and revise your filing to include disclosure about how you accounted for each transaction in the interim financial statements and provide the disclosures required by ASC 805. Explain to us how you considered the guidance in Rules 1-02(w) and 3-05 of Regulation S-X with regard to each of the acquisitions during fiscal 2023 and provide supporting computations of how you arrived at your determination. In addition, tell us when you will file the required Form 8-Ks for the acquisitions.

3. We reference the disclosure that on September 1, 2022 you sold 100% of the total outstanding shares and units of Rayont (Australia) Pty Ltd, Prema Life Pty Ltd and Rayont Properties Pty Ltd ATF Rayont Property Trust, in exchange for AUD 4,944,225 (approximately USD 3,352,185) to the buyer Exit Properties Pty Ltd. Please revise your financial statements to disclose how you accounted for the sale of your business and include the disclosures required by ASC 205-20-50.

4. In addition, please tell us why you did not file an Item 2.01 Form 8-K for the sale of Rayont (Australia) Pty Ltd, Prema Life Pty Ltd and Rayont Properties Pty Ltd ATF Rayont Property Trust, including pro forma financial information as required by Article 11 of Regulation S-X.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 17

5. We reference your statement that disclosure controls and procedures were "not as effective as they could be" at June 30, 2022. Please amend your filing to provide a conclusive statement from Management whether the disclosure controls and procedures are effective or not effective. Refer to the requirements of Item 307 of Regulation S-K.

Management's Annual Report on Internal Control over Financial Reporting, page 17

6. We note your disclosure on page 17 that you "identified certain weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations." We see from the discussion of disclosure controls and procedures that there was a significant deficiency in your controls and procedures related to "lack of formal documents such as invoices and lack of evidence for proper

approval and review of disbursements." Please revise to identify and describe each of the material weaknesses that you identified in your assessment of internal control over financial reporting. Disclose the timetable for remediation and whether there are any associated material costs. Refer to Item 308(a)(3) of Regulation S-K.

Consolidated Financial Statements, page F-4

7.   Revise to remove the notation "Unaudited" from the header of your Consolidated Statement of Operations and Comprehensive Income, Consolidated Statement of Stockholder's Equity, and Consolidated Statement of Cash Flows or explain to us why you have included that notation.

Note 1. Organization and Business Description , page F-8

8.   We reference the disclosure that you have not completed and filed your Form 8-K as required by the SEC rules and regulations for the acquisition of 100% of the total outstanding shares and units of No More Knots Pty Ltd, No More Knots (Taringa) Pty Ltd and No More Knots (Newmarket) Pty Ltd. Please explain to us when you will file the delinquent Form 8-Ks including financial statements of the acquired entities for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X.

9.   We reference the disclosure that Rayont Technologies Pty Ltd was sold in January 31, 2022. Please revise to include disclosure in the footnotes to your financial statements, including disclosure about how you accounted for the sale of this business and the disclosures required by ASC 205-20-50.

Note 14. Other Receivables and Current Assets, page F-21

10.   We note the significant receivables recorded in your financial statements related to the sale of Raymont International's exclusive license for registering and commercializing PhotosoftTM technology. Please revise to clearly disclose the specific repayment schedule and terms. Clarify if any of the consideration is variable.

11.   As a related matter, revise to disclose your accounting for the sale of the license under ASC 610-20-25, including how you concluded it was appropriate to record a gain in your statement of operations when a significant portion of the sales price has not been received. Specifically explain to us your consideration of ASC 606-10-25-1 as it relates to the probability that you will collect substantially all of the consideration in this arrangement. Note that if an arrangement does not meet all of the criteria in ASC 606-10-25-1, a contract does not exist for accounting purposes and you should not derecognize the assets transferred.

Note 17. Restatement of Prior Issued Financial Statements, page F-24

12. Please tell us why you have labeled your June 30, 2021 financial statements as "restated" and whether this related to the correction of errors. In that regard, if you are recasting your prior period financial statements to align with the new fiscal year, please revise to remove the disclosure that your financial statements have been "restated" and clearly disclose how the financial statements have been revised to conform to the new fiscal year.

Note 20. Goodwill, page F-29

13. Revise future filings to include all of the disclosures required by ASC 805-10-50-2(d) and (h) for business combinations. Please also revise to include a description of the nature and amounts that comprise the fair value of the net assets acquired and liabilities assumed for each acquisition. For better clarity, consider including a separate footnote that includes the disclosures for business combinations required by ASC 805.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services